SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No    X

Exhibit 99.1

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2004

The Board of Directors of Woori Finance Holdings passed a resolution to hold the annual general meeting of shareholders on March 28, 2005.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 28, 2005; 10:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2004

2)	Appointment of directors

3)	Appointment of candidates for the members of the Audit Committee who are non-executive directors

4)	Approval of directors’ compensation limit

5)	Approval of stock options for directors and management level officers

•	Board of Directors’ Resolution Date: March 2, 2005

•	Agenda details

– Appointment of directors (candidate)

Name	Date of Birth	Key Experience
Seung Hee Park	Jan. 19, 1951	- Current Senior Managing Director of Woori Finance Holdings - Director at the Korea Deposit Insurance Corp.

– Appointment of non-standing directors (candidates) as Audit Committee members

Name	Date of Birth	Work & Academic Background
Je-Hoon Lee	Jan. 2, 1940	- Current) President of the Korea BBB Association - CEO & President of The Joongang Ilbo - B.A. in History, Seoul National University - M.A. in Journalism, Seoul National University

Sung-Tae Ro	Sep. 3, 1946	- Current) Dean of Business School at Myongji University - Chief Editor of The Korea Economic Daily - B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University

Oh-Seok Hyun	May 5, 1950

- Current) President of the Trade Research Institute, Korea Int’l Trade

                    Association

- Former employee at the Ministry of Finance and Economy

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, University of Pennsylvania

Dosoung Choi	Sep. 18, 1952

- Current) Professor of Finance at Seoul National University

- Chairman of the Korean Securities Association

- B.A. in Business Administration, Seoul National University

- Ph.D. in Finance, Pennsylvania State University

Chung-Sook Moon	March 30, 1955	- Current) Professor of Economics at Sookmyung Women’s University - B.A. in Home Management, Sookmyung University - Ph.D. in Consumer Economics, Kansas State University

Sung-Hwan Bae	Nov. 25, 1956

- Current) Director of the Receivership & Collection Department,

                    Korea Deposit Insurance Corporation

- Banking Supervisory Authority of the Bank of Korea

- Member, Board of Directors of Seoul Guarantee Insurance

- B.A. in Business Administration at Yeungnam University

- Masters in Economics, University of Illinois

- Ph.D. in Business Administration, SungKyunKwan University

Woon-Youl Choi	April 2, 1950

- Current) Dean of the Business School at Sogang University

- Member of the Monetary Policy Committee

- B.A. in Business Administration, Seoul National University

- Ph.D. in Finance, University of Georgia

Exhibit 99.2

Resolution Relating to Woori Finance Holdings’ Dividend Payment

The Board of Directors of Woori Finance Holdings passed a resolution recommending a cash dividend of KRW150 per common share.

Key Details

(Unit: millions of KRW)

Items	FY 2004	FY 2003
Dividend per share	150	100
Dividend Amount	119,497,951,650	77,550,491,000
Net Income	1,292,492,834,102	184,455,102,905
Outstanding Common Stock	796,455,558	775,504,910
Dividend Ratio	1.8%	1.5%

•	This dividend is payable to all holders of outstanding common stock as of December 31, 2004.

•	Expected dividend disbursement date : April 15, 2005

*	This dividend may be adjusted as a result of the annual general meeting of shareholders and/or evaluation made by the external auditor.

Exhibit 99.3

Resolution to Grant Stock Options

The Board of Directors of Woori Finance Holdings passed a resolution to grant stock options to 49 directors and management officers of the holding company and its subsidiaries.

Key Details

Items	Details
Beneficiaries of stock options	Holding company : 10 individuals Subsidiaries : 39 individuals Total : 49 individuals
Stock option limit	7,964,555 shares
Outstanding stock options	1,260,000 shares
Stock options granted	1,635,000 shares
Exercise method	• Issue of new shares • Provision of treasury shares • Payment of difference between exercise price and actual price
Exercise price	9,282 won (common shares)
Effective date of stock option	March 2, 2005
Board of Directors’ resolution	March 2, 2005
Exercise period	March 2, 2007 ~ March 1, 2010

*	In accordance with Article 8 of Woori Finance Holdings’ Articles of Association, the granting of stock options requires to be approved at the earliest Annual General Shareholders’ Meeting. Hence, this issue will be on the agenda at the AGM for FY2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: March 3, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director